808513-10-5              SCHEDULE 13D       Page 1 of 6 pages


                                     United States
                           Securities and Exchange Commission
                                 Washington, D.C. 20549


                                      SCHEDULE 13D


                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 1)


                             The Charles Schwab Corporation
                                    (Name of Issuer)


                             Common Stock ($.01 par value)
                             (Title of Class of Securities)

                                      808513-10-5
                                     (CUSIP Number)

                         Pamela E. Herlich, Assistant Secretary
                             The Charles Schwab Corporation
                                 101 Montgomery Street
                                San Francisco, CA 94104
                                      415/627-7533

                        (Name, Address and Telephone Number of
                             Person Authorized to Receive
                              Notices and Communications)

                                    January 30, 1991
                (Date of Event which Requires Filing of this Statement)


             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with the statement [ ].







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             808513-10-5              SCHEDULE 13D       Page 2 of 6 pages


             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Charles R. Schwab
                  ###-##-####

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  a [ ]
                                                                    b [ ]
             3    SEC USE ONLY

             4    SOURCE OF FUNDS
                  PF

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED TO ITEMS 2(d) OR 2(e)                   [ ]

             6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

                                 7    SOLE VOTING POWER

             NUMBER OF                1,243,389
             SHARES
             BENEFICIALLY        8    SHARED VOTING POWER
             OWNED BY
             EACH REPORTING           6,336,343
             PERSON WITH
             WITH                9    SOLE DISPOSITIVE POWER

                                      1,243,389

                                 10   SHARED DISPOSITIVE POWER

                                      6,336,343

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  7,579,732

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                      [ ]

             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  31%

             14   TYPE OF REPORTING PERSON
                  IN


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             808513-10-5              SCHEDULE 13D       Page 3 of 6 pages


             Item 1.   Security and Issuer

             Security:      Common Stock ($.01 par value)

             Issuer:        The Charles Schwab Corporation
                            101 Montgomery Street
                            San Francisco, CA 94104

             Item 2.   Identity and Background

             a)   Charles R. Schwab

             b)   The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             c)   Chairman, Chief Executive Officer and Director,
                  The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             d)   Inapplicable

             e)   Inapplicable

             f)   United States of America

             Item 3.   Source and Amount of Funds

             The personal funds of Mr. Schwab were used to finance the purchases of Common Stock. The aggregate purchase price for the shares was $899,691.80.

             Item 4.   Purpose of Transaction

             The shares of Common Stock were acquired for personal investment.

             Item 5.   Interest in Securities of Issuer

             a) 7,579,732 shares of Common Stock, representing 31% of the Common Stock outstanding.

             b)   The 7,579,732 shares of Common Stock referred to in
                  Item 5(a) above consist of (i) 1,243,389 shares of Common Stock as to which Mr. Schwab has sole voting power and sole dispositive power (including shares held


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             808513-10-5              SCHEDULE 13D       Page 4 of 6 pages


                  by the Trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan and allocated to
                  Mr. Schwab's individual ESOP account; and 100 shares held by Mr. Schwab as custodian for his children) and
                  (ii) 6,336,343 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 270,000 shares held by The Charles and Helen Schwab Foundation, a nonprofit public benefit corporation, as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 5,744,000 shares held by Mr. and Mrs. Schwab as community property; 141,487 shares held by Mr. and Mrs. Schwab as joint tenants; and 180,856 shares held by Mrs. Schwab).

             c) The following transactions in Common Stock were effected by Mr. Schwab since the initial filing of his
                  Schedule 13D dated September 22, 1987:

     Date of        # of Shares      Nature of       Price Per   Where and
     Transaction    of Common Stock  Transaction     Per Share   How Effected

     2/4/88                500       Purchase         $6.875     Open Market
     12/30/88          105,000       Sale             $5.00      Private
                                                                 Transaction
     11/30/89           14,000       Sale                        Open Market
     11/30/89            1,000       Sale                        Open Market
     12/1/89           110,000       Sale                        Open Market
     12/29/89           10,000       Disposition      N/A        Gift
     11/27/90           56,000       Disposition      N/A        Gift
     1/30/91           451,309       Exercise of      $1.42      Pursuant to
                                     Warrants                    Registration
                                                                 Statement
     1/30/91           179,856       Exercise of      $1.42      Pursuant to
                                     Warrants                    Registration
                                                                 Statement

                  In addition, during the period September 22, 1987 through December 31, 1990, a total of 14,143 shares of Common Stock were allocated by the trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan (the "Plan") to the Plan account of
                  Mr. Schwab.

             d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds



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             808513-10-5              SCHEDULE 13D       Page 5 of 6 pages


                  from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The Charles and Helen Schwab Foundation, as noted in item 5(b) above.

             e)   Inapplicable.

             Item 6.   Contracts Arrangements, Understandings or
                       Relationships with Respect to the Securities of the Issuer

             1. Registration Rights and Stock Restriction Agreement, date as of March 31, 1987 between Charles Schwab and CL Acquisition Corporation, requires that share transfers be made in accordance with state and Federal securities laws and subject to protection of the issuer's rights and further provides for registration rights in certain circumstances.

             2. Secured Demand Promissory Note, dated March 27, 1987 by Charles Schwab and Helen O. Schwab in the principal, amount of $4,000,000 secured by the stock acquired by Mr. Schwab. The pledge arrangement was modified by Letter Agreement, dated July 28, 1987, whereby the Lender agreed to release a certain amount of the pledged stock.

             3. In April 1989, Charles R. Schwab granted to David S. Pottruck an option to purchase from Mr. Schwab 100,000 shares of Common Stock at a price of $10 per share, vesting at the rate of 25% as of April 1, 1990 and of April 1 each year thereafter until fully vested and exercisable during the period from April 1, 1993 through March 31, 1998, pursuant to a Stock Option Agreement dated April 1989.

             Item 7.   Exhibits

             1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation.*

             2. Secured Demand Promissory Note, dated March 27, 1987 by Charles R. Schwab and Helen O. Schwab for $4,000,000.*






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             808513-10-5              SCHEDULE 13D       Page 6 of 6 pages


             3. Letter Agreement, dated July 28, 1987 between Charles R. Schwab and Helen O. Schwab and the Lender relating to the release of certain pledged shares.*

             4.   Stock Option Agreement dated April 1989 between
                  Charles R. Schwab and David S. Pottruck.

                  *Incorporated by reference to Exhibits 1, 3 and 4, respectively, of Mr. Schwab's Schedule 13D dated September 22, 1987.

                  After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in this statement is true, complete and correct.


             May __, 1994
             Date


             ___________________________
             Charles R. Schwab
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                                     EXHIBIT INDEX

             Item 7.   Exhibits

             1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation.*

             2. Secured Demand Promissory Note, dated March 27, 1987 by Charles R. Schwab and Helen O. Schwab for $4,000,000.*

             3. Letter Agreement, dated July 28, 1987 between Charles R. Schwab and Helen O. Schwab and the Lender relating to the release of certain pledged shares.*

             4.   Stock Option Agreement dated April 1989 between
                  Charles R. Schwab and David S. Pottruck.

                  *Incorporated by reference to Exhibits 1, 3 and 4, respectively, of Mr. Schwab's Schedule 13D dated September 22, 1987.